

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

<u>Via U.S. Mail and Facsimile: (781) 304-1703</u>

Mr. R. Scott Murray
Chief Executive Officer and President
Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481

        RE: **Stream Global Services, Inc.**
                    Form 10-K for fiscal year ended December 31, 2008
                    Filed March 17, 2009
                    File No. 001-33739

        We have completed our review of your Form 10-K and have no further comments at this time.

                                  Sincerely,

                                    Larry Spirgel
                                  Assistant Director